SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE CONCLUSION OF THE VOLUNTARY CASH PUBLIC TENDER OFFER FOR PREFERRED SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. AND APPROVES PROPOSAL FOR CAPITAL INCREASE.

PRESS RELEASE

São Paulo, Brazil, October 8, 2004 - Telesp Celular Participações S.A. - " TCP " or the " Company " (BOVESPA: TSPP3 (common shares), TSPP4 (preferred shares); and NYSE: TCP), and Tele Centro Oeste Celular Participações S.A. - " TCO " (BOVESPA: TCOC3 (common shares), TCOC4 (preferred shares); and NYSE: TRO), inform their respective shareholders that, on this date, the Voluntary Public Tender Offer (" VTO ") for the purchase of preferred shares of TCO by TCP, controlling shareholder of TCO, was concluded.

Considering that, (i) in accordance with the Notice of Material Fact published on August 25, 2004, the Company commenced, with respect to holders of preferred shares issued by TCO a voluntary public tender offer for the purchase of up to 84,252,534,000 preferred shares, and (ii) the number of shares tendered in the auction for the VTO exceeded the maximum number to be acquired by the Company, each shareholder that tendered shares in the VTO will have, for each share tendered, due to a pro rata allocation, 0.5547 preferred shares issued by TCO acquired by the Company.

After settlement of the purchase of shares in the VTO, it is expected that there will be approximately 24,089,716 outstanding American Depositary Shares (" ADSs ") representing preferred shares of TCO, based on available information.

Assuming the full settlement of the VTO, under the terms of the applicable Publication ( Edital ), (1) the net debt of the Company will increase by up to R$902.0 million (nine hundred two million Reais) and (2) the number of preferred shares of capital stock of TCO held by TCP and by persons directly and indirectly linked to TCP 84,252,534 preferred shares, representing 32.76% of the total preferred shares and representing an increase from 28.86% to 50.65% of the ownership interest of the Company in the total capital stock of TCO. The objective of this acquisition is to increase the ownership interest of the Company in the capital stock of TCO, there being no intention, at this moment, of acquiring additional shares issued by TCO, or any agreement or contract in this regard, or that govern the right to vote at TCO.

The Board of Directors of the Company has approved the proposal of the Board of Executive Officers for an increase in capital stock, within the limit of the capital authorized, based on the following justifications:

  the Company desires to reduce its level of net debt and its financial costs, as well as to provide financial flexibility and flexibility for its investment program; and
  as a result of the VTO, as mentioned above, the net debt of the Company, assuming the full settlement of the VTO, will increase by up to R$902.0 million (nine hundred two million Reais).

The capital increase shall be conducted pursuant to the following terms and conditions:

  the amount of the capital increase shall be up to R$2,053,895,871.47 (two billion, fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one Reais, forty-seven centavos), of which up to R$2,000,000,000.00 (two billion Reais) shall be paid in cash, and a portion equal to R$53,895,871.47 (fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one Reais, forty-seven centavos), corresponding to the tax benefit from goodwill effectively realized in year 2003, shall be subscribed for with credits by Portelcom Participações S.A, a shareholder of the Company;
  new common and preferred shares shall be issued for private subscription according to a ratio to be determined as described in this document;
  the preemptive right for subscription of shares in the capital increase shall be extended to the holders of ADSs traded in the North-American market, which rights may be exercised during a period to be disclosed at the appropriate time, under the terms of North-American legislation;
  a registration statement referred to as a Registration Statement on Form F-3 (" F-3 ") will be filed at the appropriate time with the Securities and Exchange Commission (" SEC ") relating to the participation in the capital increase by North-American investors who hold preferred shares of the Company and ADSs representing preferred shares of the Company; and
  the issue price of the shares of the Company in the capital increase shall be determined by the Board of Directors after the F-3 becomes effective, taking into account the market price of the preferred shares issued by the Company, under the terms of Article 170, §1, item III, of Law no. 6,404/76 and under the provisions of CVM Advisory Opinions nos. 01/78 and 05/79. Subject to market conditions, and based on the studies and recommendations to be formulated by the financial advisors of the Company, the issue price may represent a discount in relation to said market price.

The final amount, in Reais, of the capital increase (including the minimum amount necessary for it to be maintained), the issue price of the shares, the eventual discount, the exact ratio of shares to be issued, and the other terms and conditions of the capital increase will be defined by the Board of Directors of the Company after the F-3 becomes effective and will be disclosed through a notice to the shareholders.

IMPORTANT NOTICE

This press release is not an offer of securities for sales in Brazil , the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. TCP intends to register part of the proposed rights issue in the United States . Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from TCP, which prospectus will contain detailed information about TCP and its management, as well as financial statements of TCP.

VIVO - Investor Relations
Charles E. Allen Ana Beatriz Batalha Antonio Sergio Botega Carlos Alberto B. Lazar	Maria Carolina de F. Gonçalves Maria Ednéia Pinto Reinaldo A. Araújo
Telephone: +55 11 5105-1172 Email: ir@vivo.com.br Information available on the website: http://www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets", as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 08, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.